82-1856

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

05010978

August 26, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA 20549

SUPPL

Dear Sirs:

RE: African Metals Corporation (the "Company")
Notice of 2005 Annual and Special General Meeting& Record Date

In accordance with Section 2.2 of National Instrument 54-101, please be advised that the Company's Annual and Special General Meeting will be held on:

Meeting Type:	Annual and Special General Meeting with NOBO List
Date & Time:	November 1, 2005 at 2:00 p.m.
Address:	595 Howe Street, 10th Floor, Vancouver, BC
Beneficial Ownership Determination Date:	September 26, 2005
Proxy Voting Cut-off Date and Time:	October 28, 2005
Proxy Material Available Date:	September 28, 2005
Class of Securities entitled to receive Notice to Vote	Common

Yours truly,

AFRICAN METALS CORPORATION

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn

dlw 9/7

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

August 25, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: African Metals Corporation (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on August 25, 2005. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

AFRICAN METALS CORPORATION

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IMMEDIATE RELEASE

August 25, 2005
12g3-2(b) Exemption #82-1856
Trading Symbol: AFR

African Metals to Test 895 kg of Drill Core from 6 Drill Holes for Diamonds

VANCOUVER, BC – Willis W. Osborne, Chief Executive Officer of African Metals Corporation (TSX Venture Exchange: AFR), is pleased to announce the completion of the diamond drill program on the Kenieba Nord diamond concession in western Mali, West Africa during which the Company intersected a total of 844.9 m of kimberlite in 6 of 9 holes drilled. Three holes, located to test ground magnetic anomalies, did not intersect kimberlite.

During the program, two holes each were drilled into the 7.06 hectare 117 and 14.00 hectare Cirque Nord kimberlite pipes and one hole was drilled into each of the 8.20 hectare Cirque Sud and Cirque Sud Est kimberlite pipes. The Cirque Sud Est is either an offshoot of the Cirque Sud kimberlite pipe or an entirely new kimberlite pipe. Diamonds previously found in the above pipes include 15 micro diamonds from the 117, 4 diamonds from the Cirque Nord (0.08, 0.44, 0.80 and 6.01 carats) and a 0.30 carat diamond from the Cirque Sud kimberlite pipe.

A total of 22 samples of split core, covering 408.90 m of kimberlite, are being sent to SGS Lakefield for caustic dissolution to test for diamonds and for a series of procedures to test for diamond indicator minerals. It could take 4 – 5 weeks before results are available.

The rainy season is currently in progress. After receipt of results from testing and once the rainy season is over, the Company plans to continue an extensive program of grid sampling for diamond indicator minerals and ground magnetic surveys to locate new kimberlites over selected portions of the 7,000 sq km of diamond concessions held by African Metals. In preparation for this program, the Company plans an extensive study of a recent airborne magnetic survey over much of the area covered by the concessions. Carl Verley (P. Geol.), the Qualified Person pursuant to NI 43-101, has reviewed this news release.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

"Willis W. Osborne"
Willis W. Osborne
CEO & Director